SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

4Licensing Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

35104T107

(CUSIP NUMBER)

Phil Frohlich 1924 South Utica, Suite #1120 Tulsa, Oklahoma 74104-6429 (918) 747-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind Akin, Gump, Strauss, Hauer & Feld, L.L.P. 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-2800 March 27, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

CUSIP No. 35104T107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,246,084
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,246,084
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,246,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 35104T107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,246,084
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,246,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,246,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 35104T107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,246,084
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,246,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,246,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 35104T107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,246,084
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,246,084
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,246,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 3 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to shares of Common Stock, $0.01 par value (the “Common Stock”), of 4Licensing Corporation, a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 5,246,084 shares of Common Stock held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 5,246,084 shares of Common Stock held by Prescott Master Fund.

The shares of Common Stock held by the Reporting Persons (as defined below) reported on this Amendment were previously reported on a Schedule 13G/A filed with the Securities Exchange Commission on February 12, 2010. This Amendment amends and restates in its entirety the Schedule 13D as set forth below.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $0.01 par value (the “Common Stock”).

Issuer:	4Licensing Corporation
767 Third Avenue
New York, New York 10017

Item 2.	Identity and Background

(a) This Amendment is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap II and Mr. Phil Frohlich. Because Mr. Frohlich is the managing member of Prescott Capital, which is the general partner of the Small Cap Funds (with Mr. Frohlich and Prescott Capital hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Small Cap Funds. The Reporting Persons (as hereinafter defined) are filing this Amendment jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma 74104.

(c) The principal occupation of Mr. Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of the Small Cap Funds. The principal business of the Small Cap Funds is investing in securities.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Prescott Capital and the Small Cap Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of March 27, 2015, the Small Cap Funds had invested $ 4,596,538 (inclusive of brokerage commissions) in the shares of Common Stock of the Issuer. The source of these funds was the working capital of the Small Cap Funds.

Item 4.	Purpose of the Transaction

The Small Cap Funds (together with Phil Frohlich and Prescott Capital, the “Reporting Persons”) purchased the shares of Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity and have reported such ownership on a Schedule 13G/A. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the shares of Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the shares of Common Stock was for investment, and the acquisitions of the shares of Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

The Reporting Persons converted their Schedule 13G/A to the Schedule 13D since Mr. Duminda M. Desilva, a previous employee of Prescott Capital, serves on the board of directors of the Issuer; however, Mr. Desilva is no longer an employee of Prescott Capital.

In addition, on March 25, 2014, Prescott Master Fund entered into a Promissory Note with the Issuer (the “Note”) whereby Prescott Master Fund made a loan to the Issuer in the amount of $1,500,000 bearing interest at an annual rate of 5% and payable in full on March 25, 2016. Under the Note, (i) the Issuer has certain prepayment rights, (ii) there are certain mandatory prepayment conditions and (iii) Prescott Master Fund may elect to reduce all or a portion of the Repayment Amount (as defined in the Note) by receiving, in lieu of cash, additional shares of Common Stock of the Issuer upon the occurrence of certain conditions. In connection with the Note, Prescott Master Fund received Common Stock Purchase Warrants exercisable at a price of $0.98 for the purchase of 1,530,612 shares of Common Stock pursuant to the Common Stock Purchase Warrant Agreement (the “Warrant”). Subsequently, (i) on February 13, 2015, Prescott Master Fund received additional Common Stock Purchase Warrants exercisable at a price of $0.65 for the purchase of 777,081 shares of Common Stock pursuant to Warrant and (ii) on March 27, 2015 Prescott Master Fund received additional Common Stock Purchase Warrants exercisable at a price of $0.73 for the purchase of 524,182 shares of Common Stock pursuant to Warrant; provided, however that the Reporting Persons believe that Prescott Master Fund should have been issued additional Common Stock Purchase Warrants exercisable to purchase Common Stock, all at a lower conversion price pursuant to these transactions and are currently working with the Issuer regarding these discrepancies. No separate consideration was paid by the Reporting Persons for the receipt of the Common Stock Purchase Warrants. The transactions contemplated by the Note and the Warrant were agreed upon by the Reporting Persons and the Issuer pursuant to a Securities Purchase Agreement dated as of March 25, 2014 (the “Securities Purchase Agreement”). The Note, the Warrant and the Securities Purchase Agreement were previously filed by the Reporting Persons as Exhibits to the Schedule 13D.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon the sum of (i) 13,792,421 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 14, 2014 pursuant to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014, (ii) 769,381 shares of Common Stock issued by the Issuer on January 30, 2015 pursuant to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 5, 2015, (iii) 342,467 shares of Common Stock issued by the Issuer on March 4, 2015 pursuant to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2015 and (iv) 2,831,875, the number of shares of Common Stock issuable upon the exercise of presently convertible Common Stock Purchase Warrants held by the Small Cap Funds.

As of March 27, 2014, the Small Cap Funds beneficially owned 5,246,084 shares of Common Stock, consisting of (i) 2,414,209 shares of Common Stock and (ii) 2,831,875 shares of Common Stock issuable upon the exercise of presently convertible Common Stock Purchase Warrants, representing approximately 29.6% of the issued and outstanding shares of Common Stock of the Issuer.

Prescott Capital, as the general partner of the Small Cap Funds, may also be deemed to beneficially own the 5,246,084 shares of Common Stock held by the Small Cap Funds, representing approximately 29.6% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 5,246,084 shares of Common Stock beneficially owned by the Small Cap Funds, representing approximately 29.6% of the issued and outstanding shares of Common Stock of the Issuer.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by the Small Cap Funds reported in this Amendment.

The filing of this statement on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich, is for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the 5,246,084 shares of Common Stock owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c) Other than the receipt of the Common Stock Purchase Warrants discussed in Item 4, there have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2015

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich